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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Gemstar-TV Guide International, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

36866W 10 6

(CUSIP Number)

James W. Loss, Esq.
Riordan & McKinzie
600 Anton Boulevard
Eighteenth Floor
Costa Mesa, California 92626
Telephone: (714) 433-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.    36866W  10  6

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Henry C. Yuen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 38,748,860(a) 8. Shared Voting Power None(b) 9. Sole Dispositive Power 38,748,860(a) 10. Shared Dispositive Power None(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,748,860(a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%

14.	Type of Reporting Person (See Instructions) IN

(a)
Includes options to purchase 25,878,900 shares of Common Stock that are currently exercisable or will be exercisable within 60 days of November 7, 2002. Also includes 1,028,531 shares of common stock that were contributed by the Reporting Person to several grantor retained annuity trusts (the “GRATs”) for which he is the sole trustee. In addition, 7,000,000 of these shares are subject to the Forward Contracts. The shares held by the GRATs are not subject to the Forward Contracts.

(b)	See Items 4 and 6 of the Schedule 13D (as defined herein) regarding the Stockholders’ Agreement (as defined in the Schedule 13D).

CUSIP No.    36866W  10  6

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Elsie Ma Leung

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,639,570(c) 8. Shared Voting Power None 9. Sole Dispositive Power 7,639,570(c) 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,639,570(c)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) IN

(c)	Includes options to purchase 7,330,000 shares of Common Stock that are currently exercisable or will be exercisable within 60 days of November 7, 2002.

This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to Gemstar International Group Limited (the predecessor corporation of Gemstar-TV Guide International, Inc., the “Issuer”) on April 2, 1999, Amendment No. 1 with respect thereto, as filed with the Commission on January 5, 2000, Amendment No. 2 with respect thereto, as filed with the Commission on August 3, 2000, Amendment No. 3 with respect thereto, as filed with the Commission on April 11, 2002, Amendment No.4 with respect thereto, as filed with the Commission on August 16, 2002 and Amendment No. 5 with respect thereto, as filed with the Commission on October 10, 2002 (the Schedule 13D, as so amended, the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following paragraph:

As more fully described in Items 4 and 6 below, the Reporting Persons are receiving equity interests in the Issuer as consideration for entering into the Reorganization Agreements and for the promises and agreements contained therein.

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

On November 7, 2002 (the “Effective Date”), the Board of the Issuer approved a comprehensive plan to restructure the management of the Issuer(the “Restructuring”) proposed by the Reporting Persons and The News Corporation Limited (“News Corp.”). In connection with the Restructuring, the Reporting Persons and News Corp. entered into an Umbrella Agreement (the “Umbrella Agreement”) pursuant to which, among other things, the parties agreed to vote all shares of Common Stock beneficially owned by them in favor of the amendment to the Issuer’s 1994 Stock Incentive Plan, (the “SIP”), as more fully described in connection with Dr. Yuen’s Termination Agreement below. A copy of the Umbrella Agreement is attached as Exhibit 7(e) and is incorporated herein by reference.

As a part of the Restructuring, Dr. Yuen, the Issuer and Gemstar Development Corporation (“GDC”), entered into a Termination Agreement (the “Yuen Termination Agreement”), which terminated Dr. Yuen’s previous employment agreement with the Issuer. Dr. Yuen surrendered options to purchase 17,055,413 shares of Common Stock (the “Surrendered Options”) and the vesting schedule of all options held by Dr. Yuen as of the Effective Date, other than the Surrendered Options

(the “Existing Options”), was accelerated in full so that all Existing Options are fully exercisable. The Yuen Termination Agreement obligates the Issuer to schedule an annual or special meeting of the stockholders of the Issuer to approve an amendment to the SIP to provide for awards of restricted stock (the “SIP Amendment”). If the SIP Amendment is approved, the Issuer will provide to Dr. Yuen 5,274,519 shares of restricted Common Stock (the “Yuen Termination Restricted Stock”), subject to the terms and conditions of the Termination Restricted Stock Agreement attached as Exhibit B to the Yuen Termination Agreement. If the SIP Amendment is not approved, the Issuer will provide to Dr. Yuen 5,274,519 stock units and dividend equivalent rights representing the right to receive, if, when and as ordinary cash dividends are paid on the Common Stock generally, an amount equal to the ordinary cash dividends that would be paid with respect to 5,274,519 shares of Common Stock (collectively, the “Yuen Termination Stock Units”), subject to the terms and conditions of the Termination Stock Unit Agreement attached as Exhibit C to the Yuen Termination Agreement. The Yuen Termination Restricted Stock or the Yuen Termination Stock Units, as the case may be, will vest in three equal installments on each of the first, second and third anniversaries of the Effective Date provided that Dr. Yuen remains employed through each anniversary date, Dr. Yuen’s employment has not been terminated by the Issuer without cause (as defined in the Yuen Employment Agreement) or by Dr. Yuen, and Dr. Yuen is not in material breach of specified provisions of certain documents entered into in connection with the Restructuring. The unvested Yuen Termination Restricted Stock or the Yuen Stock Units, as the case may be, will be forfeited by Dr. Yuen upon the occurrence of any of the foregoing. All Yuen Termination Restricted Stock or Yuen Termination Stock Units will immediately vest in full upon the occurrence of certain change in control events as defined in the SIP if the Issuer has not provided for either the cash-out of such stock or units at their then-current fair market value or the continuance of such stock or units by the successor company in an economically equivalent amount. Dr. Yuen will not have any privilege of stock ownership as to any Yuen Termination Restricted Stock or Yuen Termination Stock Units, as the case may be, until shares representing vested Common Stock are actually delivered to and held of record by Dr. Yuen. Dr. Yuen will also be paid a termination fee, unpaid salary and bonuses and unused vacation days through the Effective Date, reimbursements due and owing to Dr. Yuen under the prior employment agreement incurred since January 1, 2002, all on terms specified in the Yuen Termination Agreement, a copy of which is attached as Exhibit 7(f) and which is incorporated herein by reference.

Dr. Yuen and the Issuer entered into an Employment Agreement dated as of the Effective Date (the “Yuen Employment Agreement”) pursuant to which the Issuer will employ Dr. Yuen as a non-executive Chairman of the Board of Directors of the Issuer and as head of a business unit of the Issuer focusing on developing new international markets for a five year term. The Issuer will grant to Dr. Yuen on the first anniversary of the Effective Date 3,333,334 nonqualified stock options under the SIP (the “Yuen Initial Option Grant”), 1,111,112 of which vest on the grant date, 1,111,111 of which vest on the first anniversary of the grant date and 1,111,111 of which vest on the second anniversary of the grant date. The Issuer will grant to Dr. Yuen on the second anniversary of the Effective Date 3,333,333 nonqualified stock options under the SIP (the “Yuen Second Option Grant”), 1,111,111 of which vest on the grant date, 1,111,111 of which vest on the second anniversary of the grant date and 1,111,111 of which vest on the third anniversary of the grant date. If the SIP Amendment is approved, the Issuer will provide to Dr. Yuen 2,093,064 shares of restricted Common Stock (the “Yuen Employment Restricted Stock”). If the SIP Amendment is not approved, the Issuer will provide to Dr. Yuen 2,093,064 stock units and dividend equivalent rights representing the right to receive, if, when and as ordinary cash dividends are paid on the Common Stock generally, an amount equal to the ordinary cash dividends that would be paid with respect to 2,093,064 shares of Common Stock (collectively, the “Yuen Employment Stock Units”). The Yuen Employment Restricted Stock or the Yuen Employment Stock Units, as the case may be, vest in three equal installments on each of the first, second and third anniversaries of the grant date. The Issuer will grant to Dr. Yuen 200,000 nonqualified stock options under the SIP on the date that is six months and one day after the Effective Date (the “Yuen Third Option Grant”). Such options shall be vested in full on the grant date. The Yuen Initial Option Grant, the Yuen Second Option Grant and the Yuen Employment Restricted Stock or the Yuen Employment Stock Units, as the case may be, are subject to the other conditions on vesting described above with respect to the Yuen Termination Restricted Stock or the Yuen Termination Stock Units. If the Issuer’s independent auditors are unable to advise the Issuer that the Yuen Initial Option Grant, the Yuen Second Option Grant and the Yuen Third Option Grant will not result in variable accounting treatment and the Issuer provides Dr. Yuen with written notice of such before the earlier of six months after the Effective Date or the date of the stockholders meeting called to approve the SIP Amendment, the Yuen Initial Option Grant, the Yuen Second Option Grant and the Yuen Third Option Grant will not be made. In lieu of such option grants, if the SIP Amendment is approved, Dr. Yuen will be granted 2,093,064 shares of restricted Common Stock on the date of the stockholder meeting, 125,324 shares of restricted Common Stock six months and one day after the Effective Date, 2,028,481 shares of restricted Common Stock on the first anniversary of the Effective Date and 2,028,480 shares of restricted Common Stock on the second anniversary of the Effective Date (the “Yuen Replacement Restricted Stock”). If the SIP Amendment is not approved, in lieu of the option grants and instead of the Yuen Replacement Restricted Stock, Dr. Yuen will be granted stock units and dividend equivalent rights in the same amounts and on the same schedule as the Yuen Replacement Restricted Stock. The Yuen Employment Agreement also provides for salary, bonuses, and other benefits payable to Dr. Yuen, severance benefits on termination “without cause” or constructive termination, ownership of inventions developed by Dr. Yuen during the term and noncompetition and nonsolicitation covenants by Dr. Yuen, all on the terms set forth in the Yuen Employment Agreement, a copy of which is attached as Exhibit 7(g) and which is incorporated herein by reference.

As a part of the Restructuring, Ms. Leung, the Issuer and Gemstar Development Corporation (“GDC”), entered into a Termination Agreement (the “Leung Termination Agreement”), which terminated Ms. Leung’s previous employment agreement with the Issuer. Ms. Leung surrendered options to purchase 3,150,000 shares of Common Stock (the “Surrendered Options”) and the vesting schedule of all options held by Ms. Leung as of the Effective Date, other than the Surrendered Options (the “Existing Options”), was accelerated in full so that all Existing Options are fully exercisable. On the date that is six months and one day after the Effective Date, the Issuer will grant Ms. Leung nonqualified options to purchase 1,126,504 shares of Common Stock, 375,502 of which vest on the date of grant, 375,501 of which vest on the first anniversary of the grant date and 375,501 of which vest on the second anniversary of the grant date. Vesting of the options is subject to the terms described below with respect to the Leung Termination Restricted Stock and the Leung Termination Stock Units. The Leung Termination Agreement obligates the Issuer to schedule an annual or special meeting of the stockholders of the Issuer to approve the SIP Amendment. If the SIP Amendment is approved, the Issuer will provide to Ms. Leung 353,680 shares of restricted Common Stock (the “Leung Termination Restricted Stock”), subject to the terms and conditions of the Termination Restricted Stock Agreement attached as Exhibit B to the Leung Termination Agreement. If the SIP Amendment is not approved, the Issuer will provide to Ms. Leung 353,680 stock units and dividend equivalent rights representing the right to receive, if, when and as ordinary cash dividends are paid on the Common Stock generally, an amount equal to the ordinary cash dividends that would be paid with respect to 353,680 shares of Common Stock (collectively, the “Leung Termination Stock Units”), subject to the terms and conditions of the Termination Stock Unit Agreement attached as Exhibit D to the Leung Termination Agreement. The Leung Termination Restricted Stock or the Yuen Termination Stock Units, as the case may be, will vest in three equal installments on each of the first, second and third anniversaries of the Effective Date provided that Ms. Leung remains employed through each anniversary date, Ms. Leung’s employment has not been terminated by the Issuer without cause (as defined in the Leung Employment Agreement) or by Ms. Leung, and Ms. Leung is not in material breach of specified provisions of certain documents entered into in connection with the Restructuring. The unvested Leung Termination Restricted Stock or the Leung Stock Units, as the case may be, will be forfeited by Ms. Leung upon the occurrence of any of the foregoing. All Leung Termination Restricted Stock or Leung Termination Stock Units will immediately vest in full upon the occurrence of certain change in control events as defined in the SIP if the Issuer has not provided for either the cash-out of such stock or units at their then-current fair market value or the continuance of such stock or units by the successor company in an economically equivalent amount. Ms. Leung will not have any privilege of stock ownership as to any Leung Termination Restricted Stock or Leung Termination Stock Units, as the case may be, until shares representing vested Common Stock are actually delivered to and held of record by Ms. Leung. Ms. Leung will also be paid a termination fee, unpaid salary and bonuses and unused vacation days through the Effective Date, reimbursements due and owing to Ms. Leung under the prior employment agreement incurred since January 1, 2002, all on terms specified in the Leung Termination Agreement, a copy of which is attached as Exhibit 7(h) and which is incorporated herein by reference.

Ms. Leung and the Issuer entered into an Employment Agreement dated as of the Effective Date (the “Leung Employment Agreement”) pursuant to which the Issuer will employ Ms. Leung as an employee of a business unit of the Issuer focusing on developing new international markets for a three year term. The Issuer will grant to Ms. Leung on the first anniversary of the Effective Date 333,334 nonqualified stock options under the SIP (the “Leung Initial Option Grant”), 111,112 of which vest on the grant date, 111,111 of which vest on the first anniversary of the grant date and 111,111 of which vest on the second anniversary of the grant date. The Issuer will grant to Ms. Leung on the second anniversary of the Effective Date 333,333 nonqualified stock options under the SIP (the “Leung Second Option Grant”), 111,111 of which vest on the grant date and 222,222 of which vest on the first business day immediately preceding the first anniversary of the grant date. If the SIP Amendment is approved, the Issuer will provide to Ms. Leung 209,308 shares of restricted Common Stock (the “Leung Employment Restricted Stock”). If the SIP Amendment is not approved, the Issuer will provide to Ms. Leung 209,308 stock units and dividend equivalent rights representing the right to receive, if, when and as ordinary cash dividends are paid on the Common Stock generally, an amount equal to the ordinary cash dividends that would be paid with respect to 209,308 shares of Common Stock (collectively, the “Leung Employment Stock Units”). The Leung Employment Restricted Stock or the Leung Employment Stock Units, as the case may be, vest in three equal installments on each of the first, second and third anniversaries of the grant date. The Leung Initial Option Grant, the Leung Second Option Grant and the Leung Employment Restricted Stock or the Yuen Employment Stock Units, as the case may be, are subject to the other conditions on vesting described above with respect to the Leung Termination Restricted Stock or the Leung Termination Stock Units. If the Issuer’s independent auditors are unable to advise the Issuer that the Leung Initial Option Grant and the Leung Second Option Grant will not result in variable accounting treatment and the Issuer provides Ms. Leung with written notice of such before the earlier of six months after the Effective Date or the date of the stockholders meeting called to approve the SIP Amendment, the Leung Initial Option Grant and the Leung Second Option Grant will not be made. In lieu of such option grants, if the SIP Amendment is approved, Ms. Leung will be granted 209,308 shares of restricted Common Stock on the date of the stockholder meeting, 203,846 shares of restricted Common Stock on the first anniversary of the Effective Date and 203,845 shares of restricted Common Stock on the second anniversary of the Effective Date (the “Leung Replacement Restricted Stock”). If the SIP Amendment is not approved, in lieu of the option grants and instead of the Leung Replacement Restricted Stock, Ms. Leung will be granted stock units and dividend equivalent rights in the same amounts and on the same schedule as the Leung Replacement Restricted Stock. The Leung Employment Agreement also provides for salary, bonuses, and other benefits payable to Ms. Leung, severance benefits on termination “without cause” or constructive termination, ownership of inventions developed by Ms. Leung during the term and noncompetition and nonsolicitation covenants by Ms. Leung, all on the terms set forth in the Leung Employment Agreement, a copy of which is attached as Exhibit 7(i) and which is incorporated herein by reference.

In connection with the Restructuring, Dr. Yuen and the Issuer entered into a Patent Rights Agreement dated as of the Effective Date (the “Patent Rights Agreement”). As part of the consideration for the transaction contemplated by the Patent Rights Agreement, the Issuer will grant Dr. Yuen options to purchase 200,000 shares of Common Stock on the first and second anniversaries of the Commencement Date (defined in the Patent Right Agreement as the earlier of the fifth anniversary of the Effective Date or the day of expiration or earlier termination of the Yuen Employment Agreement). Such shares will be fully vested upon grant thereof. The Issuer shall not be required to grant such options if Dr. Yuen is in breach of specified provisions of certain documents entered into in connection with the Restructuring, all on the terms set forth in the Patent Rights Agreement, a copy of which is attached as Exhibit 7(j) and which is incorporated herein by reference.

On the Effective Date, Dr. Yuen, News Corp. and the Issuer entered into an Amendment No. 1 to the Stockholders’ Agreement (the “Amendment to Stockholders’ Agreement”). Pursuant to the terms of the Amendment to Stockholders’ Agreement, until the earlier of September 30, 2005 and such date as the Yuen Employment Agreement is terminated for any reason, Dr. Yuen is entitled to designate himself as a director and News Corp. agrees to vote its Common Stock to elect Dr. Yuen as a director. Dr. Yuen and News Corp. also agree to vote against any proposal to remove any director designated pursuant to the Stockholders’ Agreement and to vote in favor of Dr. Yuen’s appointment as non-executive Chairman of the Board and to vote against his removal from such position. A copy of the Amendment to Stockholders’ Agreement is attached as Exhibit 7(k) and is incorporated herein by reference.

The Issuer adopted Amended and Restated Bylaws (the “Bylaws”) in connection with the Restructuring. The amendments to the Bylaws include the elimination of the Board structure that divided the twelve directors into six designers of Dr. Yuen and six designees of News Corp.; the removal of the “TVG” and “GS” director designations; the elimination of the corresponding committee composition requirements; the removal of Dr. Yuen’s tie-breaking authority and the tie-breaking committee concept; the elimination of the term guarantee for Dr. Yuen’s service as Chief Executive Officer; the separation of the Chairman of the Board and Chief Executive Officer positions; and the elimination of the seven director voting requirement for matters that were identified as “Fundamental Decisions.” A copy of the Bylaws is attached as Exhibit 7(l) and incorporated herein by reference.

Item	5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

Dr. Yuen beneficially owns 38,748,860 shares of Common Stock (including options to purchase 25,878,900 shares of Common Stock exercisable within 60 days of November 7, 2002), representing approximately 8.9% of the issued and outstanding Common Stock. Ms. Leung beneficially owns 7,639,570 shares of Common Stock (including options to purchase 7,330,000 shares of Common Stock exercisable within 60 days of November 7, 2002, representing approximately 1.8% of the issued and outstanding Common Stock.

The Reporting Persons and News Corp. may be deemed to be a group under Rule 13d-5 promulgated under the Exchange Act. To the Reporting Persons’ knowledge, based on information contained in News Corp.’s Schedule 13D/A filed with the Commission on October 10, 2002, News Corp. beneficially owns 174,931,473 shares of Common Stock, or approximately 42.9% of the issued and outstanding Common Stock. Each Reporting Person disclaims beneficial ownership of the Common Stock owned by the other Reporting Person and News Corp.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Please see the description of the Restructuring and the related documents in Item 4, which is incorporated herein by reference, as well as the exhibits hereto, each of which is incorporated by reference.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 7(e)
Umbrella Agreement dated as of November 7, 2002 by and among The News Corporation Limited, Henry C. Yuen and Elsie Ma Leung (incorporated by reference to Exhibit 10.1 to the Current Report on From 8-K of the issuer dated November 12, 2002 (Commission file number 0-26878)).

Exhibit 7(f)	Termination Agreement dated as of November 7, 2002 by and between the Issuer, GDC, and

Dr. Yuen (incorporated by reference to Exhibit 10.2 to the Current Report on From 8-K of the issuer dated November 12, 2002 (Commission file number 0-26878)).
Exhibit 7(g)
Employment Agreement dated as of November 7, 2002 by and between the Issuer and Dr. Yuen (incorporated by reference to Exhibit 10.4 to the Current Report on From 8-K of the issuer dated November 12, 2002 (Commission file number 0-26878)).

Exhibit 7(h)
Termination Agreement dated as of November 7, 2002 by and between the Issuer, GDC, and Ms. Leung (incorporated by reference to Exhibit 10.6 to the Current Report on From 8-K of the issuer dated November 12, 2002 (Commission file number 0-26878)).

Exhibit 7(i)
Employment Agreement dated as of November 7, 2002 by and between the Issuer and Ms. Leung (incorporated by reference to Exhibit 10.7 to the Current Report on From 8-K of the issuer dated November 12, 2002 (Commission file number 0-26878)).

Exhibit 7(j)
Patent Rights Agreement dated as of November 7, 2002 by and between the Issuer and Dr. Yuen (incorporated by reference to Exhibit 10.3 to the Current Report on From 8-K of the issuer dated November 12, 2002 (Commission file number 0-26878)).

Exhibit 7(k)
Amendment No. 1 to Stockholders’ Agreement dated as of November 7, 2002 by and among News Corp., Dr. Yuen and the Issuer (incorporated by reference to Exhibit 4.1 to the Current Report on From 8-K of the issuer dated November 12, 2002 (Commission file number 0-26878)).

Exhibit 7(l)	Amended and Restated By-laws of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on From 8-K of the issuer dated November 12, 2002 (Commission file number 0-26878)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2002

/s/ Henry C. Yuen
Henry C. Yuen

/s/ Elsie Ma Leung
Elsie Ma Leung